SECUI … SION

15026560

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68252

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2014 (MM/DD/YY) AND ENDING 03/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHILDS ADVISORY PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3438 PEACHTREE RD, PHIPPS TOWER, SUITE 1400

(No. and Street)

ATLANTA	GA	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES CHILDS 404-751-3000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA PC

(Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PARKWAY, SUITE 1100	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES CHILDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHILDS ADVISORY PARTNERS LLC, as of MARCH 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

LEIGH ANN WILLIAMS
MY COMMISSION EXPIRES
NOTARY PUBLIC
APRIL 15, 2016
DOUGLAS COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHILDS Advisory Partners, LLC

Financial Statements
For the Year Ended March 31, 2015
With
Report of Independent Registered Public
Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Childs Advisory Partners, LLC

We have audited the accompanying financial statements of Childs Advisory Partners, LLC which comprise the statement of financial condition as of March 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Childs Advisory Partners, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Childs Advisory Partners, LLC as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Childs Advisory Partners, LLC financial statements. The information is the responsibility of Childs Advisory Partners, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

May 18, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

CHILDS ADVISORY PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2015

ASSETS

Cash and cash equivalents	$ 4,338,491
Accounts receivable	125,899
Prepaid expenses and other assets	123,235
Property and equipment, net of accumulated depreciation of $444,818	309,918
Total Assets	$ 4,897,543

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 168,279
Accrued expenses	205,735
Due to related party	29,960
Capital lease obligations	71,771
Other	15,594
Total Liabilities	491,339
MEMBER'S EQUITY	4,406,204
Total Liabilities and Member's Equity	$ 4,897,543

The accompanying notes are an integral part of these financial statements.

CHILDS ADVISORY PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2015

REVENUES		
Investment banking	$	15,811,013
Other revenue		405,494
Total revenues		16,216,507
GENERAL AND ADMINISTRATIVE EXPENSES		
Commissions, compensation and benefits		8,011,825
Occupancy		548,371
Communications		124,531
Other operating expenses		2,106,318
Total expenses		10,791,045
NET INCOME	$	5,425,462

The accompanying notes are an integral part of these financial statements.

CHILDS ADVISORY PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2015

	Total
Balance, April 1, 2014	$ 2,586,742
Net income	5,425,462
Distributions to member	(3,606,000)
Balance, March 31, 2015	$ 4,406,204

The accompanying notes are an integral part of these financial statements.

CHILDS ADVISORY PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	5,425,462
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation and amortization		149,772
Gain on disposition of lease		(6,702)
Change in allowance for doubtful accounts		(75,510)
Change in accounts receivable		603,549
Change in prepaid expenses and other assets		(42,816)
Change in accounts payable		61,837
Change in accrued expenses		(226,047)
Change in unearned revenues		13,898
NET CASH PROVIDED BY OPERATING ACTIVITIES		5,903,443
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of property and equipment		(37,747)
NET CASH USED BY INVESTING ACTIVITIES		(37,747)
CASH FLOWS FROM FINANCING ACTIVITES:		
Distributions to member		(3,606,000)
Change in due to related party		(16,526)
Change in due to member		(1,556)
Payments on capital lease obligations		(29,787)
Payments on note payable to bank		(170,042)
NET CASH USED BY FINANCING ACTIVITIES		(3,823,911)
NET INCREASE IN CASH		2,041,785
CASH BALANCE:		
Beginning of year		2,296,706
End of year	$	4,338,491
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest paid	$	7,532

The accompanying notes are an integral part of these financial statements.

CHILDS Advisory Partners, LLC
NOTES TO FINANCIAL STATEMENTS
March 31, 2015

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: CHILDS Advisory Partners, LLC (the "Company"), a limited liability company, was organized in January 2009 and became a broker-dealer in June 2009. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company provides advisory and consulting services related to capital raising activities.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash deposit at a high credit quality financial institution. Balances at times may exceed federally insured limits.

Income Taxes: Effective January 1, 2012, the Company elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2011.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Property and Equipment: Property and equipment is recorded at cost. Depreciation and amortization is computed using the straight-line method over estimated useful lives of five to seven years.

Date of Management's Review: Subsequent events were evaluated through May 18, 2015, which is the date the financial statements were available to be issued.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition: Fees are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company.

NOTE B – NET CAPITAL

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2015, the Company had net capital of $3,849,152, which was $3,816,640 in excess of its required net capital of $32,512, and its ratio of aggregate indebtedness to net capital was .13 to 1.0.

NOTE C – RELATED PARTIES

The Company has a services agreement with an entity partially owned by its member. Under the terms of the agreement, the Company pays the related party for personnel services provided to the Company including commissions, payroll and benefit costs. The amount expensed under the arrangement for the year ended March 31, 2015 was approximately $312,000. The balance due to the related party on the accompanying statement of financial condition arose from this services agreement.

The Company subleased a portion of its office facilities to a related party. The Company received approximately $14,000 in rent from the related party during the year ended March 31, 2015.

NOTE D – LEASE COMMITMENT

Operating leases: The Company leases office premises under operating leases. The Company's commitment under the office premises operating leases is approximately the following.

2016	$	241,000
2017		247,000
2018		168,000
	$	656,000

Rent expense for the year ended March 31, 2015 was approximately $360,000.

During 2013 the Company entered into new office premises leases that contained periods of free rent. A deferred rent liability of approximately $56,000 at March 31, 2015 that is included in accrued expenses arose from allocation of the rent payments due in future periods to the free-rent period.

The Company leases a portion of its office premises to a sublessee under a sublease that expires in November 2017. Rental income received under the lease was approximately $32,000 for the year ended March 31, 2015.

Capitalized lease: The Company leases office equipment under a capitalized lease that incepted in 2012. Amortization expense for capitalized property was approximately $32,000 for the year ended March 31, 2015. The net book value of the leased equipment was approximately $67,000 at March 31, 2015.

NOTE D – LEASE COMMITMENT (CONTINUED)

The following is a schedule by years of future minimum lease payments under the capital lease together with the present value of the net minimum lease payments as of March 31, 2015:

Year ending March 31:	2016	$	36,000
	2017		28,313
	2018		11,726
Total minimum lease payments			76,039
Less amount representing interest			(4,268)
Present value of net minimum lease payment		$	71,771

NOTE E – CONCENTRATION

Approximately 43% of investment banking revenue was earned from three customers, and approximately 54% of the accounts receivable at March 31, 2015 are due from two customers.

NOTE F – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at March 31, 2015.

CHILDS ADVISORY PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF MARCH 31, 2015

NET CAPITAL:

Total member's equity	$ 4,406,204
Less:	
Accounts receivable - non-allowable, net of related commissions payable of $2,000	(123,899)
Prepaid expenses and other assets	(123,235)
Property and equipment	(309,918)
	(557,052)
Net capital before haircuts	3,849,152
Less haircuts	-
Net capital	3,849,152
Minimum net capital required	32,512
Excess net capital	$ 3,816,640
Aggregate indebtedness (liabilities, less long-term portion of capital lease obligations)	$ 487,683
Net capital based on aggregate indebtedness	$ 32,512
Ratio of aggregate indebtedness to net capital	.13 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF MARCH 31, 2015

There is no significant difference between net capital as reported in Part IIA of Form X-17A-5 and net capital as computed above.

CHILDS ADVISORY PARTNERS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

CHILDS
ADVISORY PARTNERS

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

April 1, 2015

RUBIO CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, Georgia 30339

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

CHILDS Advisory Partners, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended March 31, 2015.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ______________________

Name: James Childs

Title: CEO

3438 Peachtree Road • Phipps Tower, Suite 1400 • Atlanta, GA 30326
p 404.751.3000 • f 404.751.3001
www.childsadvisorypartners.com

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Childs Advisory Partners, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Childs Advisory Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Childs Advisory Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Childs Advisory Partners, LLC stated that Childs Advisory Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Childs Advisory Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Childs Advisory Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

May 18, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

CHILDS ADVISORY PARTNERS, LLC
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of Childs Advisory Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2015, which were agreed to by Childs Advisory Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Childs Advisory Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Childs Advisory Partners, LLC's management is responsible for Childs Advisory Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2015, with the amounts reported in Form SIPC-7 for the year ended March 31, 2015, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

May 18, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended MARCH 31, 20 15
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068252
CHILDS ADVISORY PARTNERS LLC
3438 PEACHTREE ROAD
PHIPPS TOWER, SUITE 1400
ATLANTA, GA 30326

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Rick Alvarez 770-263-7300

2. A. General Assessment (item 2e from page 2) $39,534

B. Less payment made with SIPC-6 filed (exclude interest) (28,801)
10/28/14
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 10,733

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $10,733

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $10,733

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CHILDS Advisory Partners LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Managing Director
(Title)

Dated the 27 day of April, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning APRIL 1, 2014 and ending MARCH 31, 2015
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $16,216,507

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Reimbursed out of pocket expenses, rental income, dataroom fees 402,994

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 0

Total deductions 402,994

2d. SIPC Net Operating Revenues $15,813,513

2e. General Assessment @ .0025 $39,534

(to page 1, line 2.A.)